FIBROBIOLOGICS, INC.

455 E. Medical Center Blvd.

Suite 300

Houston, Texas 77598

January 22, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Life Sciences

Attention:	Tim Buchmiller
Cindy Polynice
Joe McCann

RE:	FibroBiologics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-275361

Dear Mr. Buchmiller, Ms. Polynice and Mr. McCann:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-275361) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 24, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Brian Fenske at (713) 651-5557 or Lee McIntyre at (713) 651-5328 of Norton Rose Fulbright (US) LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

FibroBiologics, Inc.

By:	/s/ Pete O’Heeran
Name:	Pete O’Heeran
Title:	Chief Executive Officer